NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

October 5, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Amendment No. 4 to

Registration Statement on Form S-1

Filed September 18, 2023

File No. 333-271439

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated October 4, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Amendment No. 4 to Registration Statement on Form S-1

Management, page 47

1.	We note your response to comments 3 and 7 and your revised disclosure here that Thomas Terwilliger has served as your Chief Operating Officer, Treasurer and Secretary since September 5, 2023. We further note that in your response letter dated August 17, 2023 you stated that, with respect to Exhibit A of Exhibit 10.10, which was your Consulting Agreement with The Fannon Group, Mr. Terwilliger was included in "a list of Company contacts" that included "certain of its consultants" with whom The Fannon Group would interact. Please revise your disclosure here to discuss Mr. Terwilliger's experience with the company prior to his being chosen to serve as an executive officer. Refer to Item 401(e)(1) of Regulation S-K.

Please be advised that the disclosure has been revised, in response to this comment.

2.	We note the disclosure that Mr. Terwilliger "has founded and sold many start-up businesses to NYSE and NASDAQ publicly traded companies such as MCI, Times Mirror Publishing, ICG Corp., and Espire." Please revise to remove the implication that businesses were "sold to NYSE and NASDAQ." Also, if you include the names of publicly traded companies, please clarify the company names and include the respective ticker symbols. Last, describe the boards of the "numerous financial, Internet, Telephone and R&D companies" that Mr. Terwilliger served on which you generally referred to on page 47.

Please be advised that the disclosure has been revised, in response to this comment.

Executive Compensation, page 49

3.	We note your response to comment 3 and your revised disclosure here and on page 52 discussing the employment agreements you have entered into with Dr. Hausman and Mr. Terwilliger. Please revise your disclosure here to reflect that you now have three instead of one named executive officer. Please also clarify whether the employment agreement entered into with Anne Blackstone in June 2022 to serve as Chief Executive Officer has been terminated and/or amended in connection with Dr. Hausman's appointment as CEO on September 5, 2023 and related changes to Ms. Blackstone's position as an executive and director of the company.

Please be advised that the disclosure has been revised to refer to the Company’s having three named executive officers, in response to this comment.

Please be further advised that, where relevant, the disclosure has been revised to include a reference to Ms. Blackstone’s employment agreement having been amended to remove CEO duties from her responsibilities, in response to this comment.

_____________________________

The Company believes that this filing is now in order for effectiveness.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.